Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction	Ownership
Hwareh.com, Inc.	Delaware	100% owned by HealthWarehouse.com, Inc.

Ion Networks Holding N.V.	Belgium	799 shares are owned by HealthWarehouse.com, Inc. One share is owned by Stephen Gray, the Company’s former CEO.

Ion Networks, N.V.	Belgium	513 shares are owned by Ion Networks Holding N.V. One share is owned by Stephen Gray, the Company’s former CEO.

     Ion Networks Holding N.V. and Ion Networks N.V. are both non-operating, inactive entities.